Exhibit 99.1

Jumei Announces the Appointment of Two New Independent Directors

BEIJING, April 24, 2015 /PRNewswire/ -- Jumei International Holding Limited (NYSE: JMEI) ("Jumei" or the "Company"), China's leading online retailer of beauty products, today announced that it has enhanced the independence of its board of directors (the “Board”) by appointing two new independent directors to serve on the Board and its committees, effective as of April 24, 2015. After the appointment, the Board will consist of a majority of independent directors and fully independent audit, compensation and nominating and corporate governance committees.

Jumei appointed each of Ms. Mang Su and Mr. Zhenquan Ren as an independent director and a member of each of the audit committee, the compensation committee and the nominating and corporate governance committee of the Board.

Ms. Mang Su currently serves as the president of Trends Media Group (“Trends”), a major magazine publisher in China with over 10 titles including Cosmopolitan, Esquire, Harper’s BAZAAR ,Trendshome, and Trendshealth . Ms. Su joined Trends in 1994 where she was instrumental in launching and managing Trend’s magazine portfolio as the company grew into a media powerhouse. Ms. Su has accumulated extensive media management experience through a career that spans many years and includes a diverse number of roles in editorial, advertising, marketing and distribution positions. The Company believes she is one of the most influential figures in the Chinese fashion industry. Ms. Su is not only dedicated to publishing magazines, but is also passionate about social welfare. Ms. Su launched BAZAAR Charity Night in 2003, which has grown to be the largest and most influential charity event in China. The event aims to harness the power of fashion, celebrities, enterprises and brands to help people in need. Ms. Su graduated from the China Conservatory of Music, and received her EMBA degree from Cheung Kong Graduate School of Business.

Mr. Zhenquan Ren is a founder of Star VC, a venture capital firm established in 2014 with Ms. Bingbing Li and Mr. Xiaoming Huang. In 2013, Mr. Ren founded Beijing Hot and Spicy Investment Limited Company and established “Hot and Spicy No.1” hotpot brand. In 2011, he established Ren Quan Studio which has gone on to produce many well-known TV shows and films in China. Prior to that, Mr. Ren was an actor for Hua Yi Brothers where he performed in the popular film “The Confucius.” Mr. Ren gained critical acclaim and a popular following as a result of his performance in TV opera “Juvenile Judge Bao” and “The Naughty Nurse” in 2000. Mr. Ren graduated from the Shanghai Theatre Academy in 1997 and completed his EMBA at the Cheung Kong Graduate School of Business in 2013. Mr. Ren is currently enrolled in Shanghai Jiaotong University’s EMBA program specializing in finance.

Additionally, Mr. Keyi Chen, Steve Yue Ji and Bob Xiaoping Xu have resigned from the Board and its committees, effective April 24, 2015.

Mr. Leo Ou Chen, founder and CEO of Jumei, stated, “We are very delighted to have two new directors with extensive industry knowledge and experience. We also believe that the increased independence of our Board further demonstrates our commitment to adhere to the highest standard of corporate governance. Upon the appointments of Ms. Mang Su and Mr. Zhenquan Ren, we are in full compliance with the majority independent director and independent board committee requirements under applicable SEC and NYSE rules. We also wish to express our sincere gratitude to each of Mr. Keyi Chen, Mr. Steve Yue Ji and Mr. Bob Xiaoping Xu for their services to Jumei as our Board members and wish them continued success in their future endeavors.”

Pursuant to these appointments and resignations, the Board is now comprised of five members, a majority of whom are independent directors. The Board's audit, compensation and nominating and corporate governance committees each have three members, all of whom are independent directors.

About Jumei International Holding Limited

Jumei (NYSE: JMEI) is China's leading online retailer of beauty products. Jumei's internet platform is a trusted destination for consumers to discover and purchase branded beauty products, fashionable apparel and other lifestyle products through the Company's jumei.com website and mobile application. Leveraging its deep understanding of customer needs and preferences, as well as its strong merchandizing capabilities, Jumei has adopted multiple effective sales formats to encourage product purchases on its platform, including curated sales, online shopping mall and flash sales.

For investor and media inquiries, please contact:

Jumei International Holding Limited
Mr. Sterling Song
Investor Relations Director
Phone: +86-10-5676-6983
kans@jumei.com

Christensen
In China
Mr. Christian Arnell
Phone: +86-10-5900-1548
E-mail: carnell@christensenir.com

In US
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com